THE BLOCK DISTILLING CO.

2022 REPORT

Share Report

LETTER REPORT CARD FINANCIALS THANKS DETAILS SAY HELLO

Dear investors,

Seeing the new equipment fire up last year was a huge relief. That project started at the end of 2019 and should have only taken a year. But that is how a global pandemic works we guess. Two additional years later and the big green button was finally hit. Now we need sales to catch up. The company needs to make strides towards profitability this year which we strongly believe can be accomplished with our plan for out of state distribution, introduction of canned cocktails and N/A cocktails, and maturity of additional whiskey volume.

We need your help!

The Block is starting a new raise at the same terms. We could use your help in considering additional investment and/or assisting spreading the word to bring additional supporters. The Block has only previously raised capital for expansion of production capacity. Now that our additional distillery equipment is online we have volume we need to grow our sales network. This raise will be allocated to support the expansion into out of state markets through distributor partnerships.

Sincerely,

Our Mission

The increase in production (6x) from this raise will allow us to drive a growth of our wholesale side. We are allowed self distribution in Colorado so we will build a sales team to focus on getting The Block in 300+ accounts around the state. After that we will begin discussions with a distributor to take us into multiple states. Year 3-5 we will be focused on the next goal of adding an additional distillery and tasting room in the foothills of Colorado. These projections cannot be guaranteed.

Our Website ↗



How did we do this year?

REPORT CARD

B+

☺ The Good

The additional production, 6x'ing production was finally given the green light.
Expansion of wholesale in Colorado was successful, growing from 100 accounts to +250, adding additional regional markets.
Initial out of state markets were identified, distribution partners were found, and relationships formed to begin expansion in 2024.

☹ The Bad

Colorado voters allowed wine in grocery stores (spirits cannot). This resulted in the closure of 200+ private liqueur stores.
We had turnover in our sales team that set back the expansion speed in state.
Increased production of barrel aged spirits proved to be more capital intensive than expected.

2022 At a Glance

January 1 to December 31



$1,077,525 +13%
Revenue



-$717,436
Net Loss



$38,563 +32%
Short Term Debt



$785,033
Raised in 2023



$225,000
Cash on Hand
As of 03/ 8/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$950,784

$1,077,525

-$543,196

-$717,436

2021   2022

Net Margin: -67%   Gross Margin: 72%   Return on Assets: -15%   Earnings per Share: -$0.19   Revenue per Employee: $179,588

Cash to Assets: 1%   Revenue to Receivables: 5,408   Debt Ratio: 62%

📄 Block_Distilling_Financials_and_CPA_Review_Report_2019_and_2020.pdf

📄 The_Block_Distilling_Financials_and_CPA_Review_Report_2022_and_2021.pdf

We ❤ Our 335 Investors

Thank You For Believing In Us

Aaron Berg
Kevin T. May
Lee Brown
Sean D Roberts
Aaron Hart
Beck Havens
Manny Martinez
Michael E. Jones
Darnell A Tullock
Jeffrey Metzger
Jordan Lund
Chris Sams
John Danesi
Liz Kaplan
Janet Burkhardt
John Pascal
Mark N Savit
Kerry Lavan
Benjamin Marks
Romano Zampierollo
Lea Ratliff
Corey Y Hoffmann
Chris Harris
Brian Maskrey
Kali Ridal
Emilie Dahlke
Ben Engstrand
N F
Zachary Eaton
Kaveh Rashidi
Joshua Barhaug
Andrea Todd
Mel Evans
Anne Beug
Chris Hardin
Tristan Joseph
Adam Muzika
Nicolas Ha
John Smidt
Kevin A BERGERON
Anna Marie Lupica
Tara McLauchlan
Mark Rainey II
Dave Garbrick
Sarah H Liles
Jordan E Brown
Stephen Barton
Jim Ball
Cameron Stebral
Michaela Goris
Hadar CHRISTENSEN
Ben Zeigler

Steve S
Gordon Beck
Jude Darensbourg
Tikiti Hughes
Brady Kelleher
Guy Yandel
Kyle Masur
Elliot D
Richard Sanchez
Karen Santora Lowitz
Gordon Lewis
Jason Adams
Paul Guerrero
Bonita Sonderby
Christophe Langouet-Astrie
Ryan Kowalski
Sean O'Keefe
Brett Butler
David Deichert
Anthony La Regina
Tyson Swinford
Stevenson Farnsworth
Donald H Ku
Thomas Bond
Jack Pottle
Courtney Hedrick
Shannon G Bowers
George Kanouse
Alejandra Garza
Yasaman R Simion
Ryan Jachowski
Michael Thomas
Danielle Shepard
Lisa Foote
Marisa Morado
David Gabrius
Jeff Gibson
Annelise Hedahl
Thomas Anthony Archibald...
Mike Bridges
Taylor Pfohl
Polly Capps
Michelle Tsing
Angel Jane Ruf
Nicholas Albino
Katherine Robinson
Jd Murdock
Andrew Chipman
Elizabeth Ratto
Ulfur Rajan Grant
Joseph A Stewart III
Chad Jeffrey Steinke

Carlos Manuel Rebolledo
John Foster
David STROH
Jeremy Holmes
Ricardo Vasquez
Mohr Kevin
Justin Siebert
Neil Jordan
Robert Justinian Peng
Valerie Teets
Kaylyn Lee Sena
Chris C Chavez
Jerry Griffin
Clark Sonderby
Alex Antokal
Nicole Sonderby Santistevan
Ricky Sharp
Bryan Guice
M J Brusoe
Justin Urman
Judi Burkhalter
Dawn Cozart
Josh Dickman
Aaron Trentzsch
Idotenyin Etuk
Amanda Sloan
Dr Yvonne D Austin
Misha Hale
Judith DeHaven
Stephen Townley
Robert Sheehan
Paul Boney
Mary Millard
David Martinelli
Alonso Talamantes
Mike Fox
Munevver Cinar
Mishele Kieffer
Mitchell Conn
Laura M Morgan
Anjuli Young
Joah Chun
Sharon Siedlecki
Emily Stern
Sara Kemp
Brandon Gochenour
Raimundo Martinez
Kimberly Galbreath
Nathan Rudemiller
Lucas Fleissner
Daniel Stone

Chris McCauley
Marray Napue
Robert Spering SR
Haley Lucero
Raymond Han
Tanya Kasprick
Alisa Lund
Gordo Gomez
Wes McMahon
Rolando Guerrero
Ivan Rieka
Joshua Cain
Evan Rynearson
Jason R. Meacham
Steve B Segura Jr
Russell Santistevan
Ty Thompson
James Kennedy
Michael Thorne
Rafael Escobedo
Tracy Juris
Johanna Hall
Florence Vianzon
Matthew Manabat
Kari Nott
Paula Hammel
Tory JOHNSON
Jennie O'Connor
Basley Carlisle
Clay Thurman
Heather S DEANE
Jodi Montgomery-Maples
Arman Sidhu
Caitlin LEAGUE
Dan J Muscutt
David Nix
Glenn Butts
Edward Vazquez
Robert Martin
Pam Moores
Rachel Klopper
Mihir Parikh
Doug Seligman
John B Kirby
Kristi Doan
Corey Donaldson
Ryan Ensign
Amberly Martin
Max Burkhardt
Shrenik Dedhia
Bryan Kucinski

Tim Jackson
Davon Williams
Mary Bradley
Corinne Ritter
Karen Tom Barnett
Jim Rea
Jesica Ryczko
Showron Rahman
Taylor Duffy
Charles Enck
Richard Li
Andrew SUTER-MORRIS
Keith Ambuhl
Jessica M. Meacham
Armando Vasquez
Daniel Moeller
Chandra Jacobs
Edna Zhou
Katelyn Dunaski
Mukesh Kumar
Rupert Borgsmiller
Bryan Snow
Nicholas DiSalvo
Stephen Edwards
Michael Kunkel
Rusty Perry
John Luke Horgan
Ryan K.
Andrew Dugan
Sarah Bass
Jonathan Cannito
Scott Bangle
Clifford Harrington
Lynn Maring
Neil Harrington
Sarah Henderson
Douglas Garrity
Pragadeesh Ravindran
Stephen Thompson
Lauren Wagner
Amy Young
Nick Smith
Michele Pagnotto
William Sasser
Romi Howell
Gregory McIntosh
Rodney K Hall Jr
Ali Valverde
Calley Longhofer
Sharon Chambers
Joseph Neuman

Christopher Williams
Gigi N McCullar
Beau Osland
Joe Romeo
Nick Hayes
Erik Hunt
Scott LaBarbera
Ian Winkler
Todd Campbell
Jennifer Gnerer
Frank Barton
Adam Rossow
Becky Griffin
David Severance
Marco Moncayo
Christine Kobriger
Paul Koes
John Scott Jardine
Rachel Ryan
Elliott Berg
William Conklin
Gail Lindley
Taften Kuhl
Mark Hibl
Douglas D. Van Dyke
Matthew Martimac
Brian J. Moeller
Therese Rasmussen
Jay Nielsen
Olga Lewis
Ken Gerhart
Brandon DeWick
Brian Pracko
Alex Scott
Frank Bingham
Melissa & Zev O'Brien
Emily Burd
Aaron Dignan
Michael Bell
Jennie Dahlby
Daniel Callaghan
Taylor Reed Carter
Greg Cornell-Casey
Cian Saunders
Timothy Dwyer
John Kueht
Matthew Clark
Katie Curran
John H Pryor Jr
Chin Pak
Rich Winchell

Thank You!

From the The Block Distilling Co. Team



Kraig Weaver

founder & distiller (The Dreamer)

Has a BS in engineering from Colorado School of Mines. Worked in industry for 5 years before founding and running a custom metal and woodwork design and...



Michelle Weaver

founder & organizer (The Bookie)

Has a BA in psychology and a master's in clinical counseling. Worked in behavioral health for 10 years becoming a supervisor in charge of 30 employees and then ...



Kameron Weaver

founder & distiller (The Smarty Pants)

Has a BS in computer science from the Colorado School of Mines. Worked for Gates Corporation for 3 years. Created an automation interface touchscreen to control th...

Details

The Board of Directors

Director	Occupation	Joined
Michelle Weaver	self employed @ The Block Distilling Co	2015
Kameron Weaver	self employed @ The Block Distilling Co	2015
Kraig Weaver	self employed @ The Block Distilling Co	2015

Officers

Officer	Title	Joined
Kraig Weaver	Managing member	2015
Michelle Weaver	Managing member	2015
Kameron Weaver	Managing member	2015

Voting Power ❓

Holder	Securities Held	Voting Power
Michelle Weaver	454,611 Common Units	29.3%
Kameron Weaver	454,611 Common Units	29.3%
Kraig Weaver	454,611 Common Units	29.3%

Past Equity Fundraises

Date	Amount	Security	Exemption
01/2016	$50,000		Other
09/2016	$350,000		Other
12/2016	$100,000		Other
10/2017	$275,000		Other
12/2017	$725,000	Preferred Stock	Regulation D, Rule 506(b)
12/2017	$104,068	Preferred Stock	Regulation D, Rule 506(b)
01/2018	$120,000		Other
12/2019	$225,000		Other
05/2020	$61,642		Other
06/2020	$150,000		Other
12/2020	$330,000	Preferred Stock	Regulation D, Rule 506(b)
03/2022	$148,000	Preferred Stock	Regulation D, Rule 506(b)
04/2022	$682,128		4(a)(6)
03/2023	$150,000		Other
06/2023	$450,000		Section 4(a)(2)
09/2023	$185,033	Preferred Stock	Regulation D, Rule 506(b)
03/2024	$673,483	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Chase Bank ❓	01/01/2016	$50,000	$19,437 ❓	5.0%	12/31/2025	Yes
Chase ❓	09/28/2016	$350,000	$111,745 ❓	5.76%	09/28/2025	Yes
E.G. ❓	12/23/2016	$100,000	$117,828 ❓	2.3%	07/01/2031	Yes
Colorado Enterprise Fund ❓	10/25/2017	$275,000	$179,358 ❓	10.0%	09/01/2032	Yes
M. G. ❓	01/01/2018	$120,000	$12,000 ❓	18.0%	12/31/2024	
3rd party notes ❓	12/31/2019	$225,000	$167,125 ❓	20.8%	12/31/2021	Yes
Payroll Protection Loan ❓	05/01/2020	$61,642	$0 ❓	0.0%	12/31/2022	Yes
SBA ❓	06/01/2020	$150,000	$162,937 ❓	3.75%	06/01/2050	Yes
K. Wood ❓	03/31/2023	$150,000	$155,000 ❓	4.5%	06/30/2037	Yes
City and County of Denver ❓	06/21/2023	$450,000	$450,000 ❓	1.0%	06/20/2028	Yes

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class Aa Preferred Units	62,441	62,441	No
Class A Preferred Units	1,015,000	1,015,000	No
Common Units	1,851,648	1,851,648	Yes
Class Aaa Preferred Units	936,289	936,289	No

Warrants: 0
Options: 0

Form C Risks:

Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships. Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

With limited resources, the Company cannot assure you that it will effectively manage our growth. The Company's growth and expansion plan, which includes expanding product offerings, increasing its customers' base, and ultimately opening additional facilities, requires significant management time and operational and financial resources. There is no assurance that the Company has the operational and financial resources to manage its growth. Failure to adequately manage its growth could have a material adverse effect on business, results of operations and financial condition.

Investors will experience immediate and substantial dilution in the net tangible book value of the Membership Interests purchased in this Offering. Investors will experience immediate and substantial dilution because the price paid in this Offering will be substantially greater than the net tangible book value per interest of the Membership Interests acquired. This dilution is due in large part to the fact that Common Members paid no cash for their Membership Interests.

The Company operates in a highly competitive industry, and failure to compete effectively could adversely affect market share, financial condition and growth prospects. The local and national craft distillery markets (both retail establishments and distribution of distilled spirits through wholesale and retail sale of bottled spirits) are highly fragmented. The principal elements of competition in the industry are product quality, price, selection and distribution channel offerings. Due to the numerous distilleries, products and brands in the market, as well as the additional competition caused by lower priced national, regional and local brands, it is becoming increasingly difficult to get name recognition and to differentiate one's products in the market or obtain distribution. The Company may not be able to compete effectively and its attempt to do so may require it to increase marketing and/or reduce prices, which may result in lower margins. Failure to effectively compete could adversely affect market share, revenues and growth prospects.

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a signifiant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. the duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company relies on third-party suppliers for ingredients that it cannot manufacture; Cost of expansion of the Distillery may exceeded projections. The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows. The anticipated cost of equipment, installation, design and build out of the expansion of the facility may be higher than projected. While Management believes that it has an accurate estimate of the remaining costs to expand the Distillery, there is always a risk that there will be further cost or delay, which could adversely impact investment in the Company.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations. As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity

The Company is exposed to risks of operating a retail establishment, as well as risks related to borrowing monies and leasing property. The tasting room is a retail establishment. There is a risk of injury to its patrons due to disorderly conduct or natural calamity either on premise or due to intoxication while operating a motor vehicle after leaving the tasting room. While the Company maintains general liability insurance and dram shop insurance, there can be no assurances that such insurance coverage will cover all risks or that the amount of insurance will cover all losses for which the Company may be held responsible. The Company has obtained a $350,000 line of credit from Chase Bank, NA, and must adhere to the covenants of its loan agreement as well as pay back the line of credit over time. Any business that is subject to leverage runs the risk that the added debt service obligations of the leverage could impair its ability to operate. In addition, the loan agreement prohibits incurring of additional indebtedness, which could limit the ability to borrow additional monies as necessary to keep the operations in place. The lender has provided the Company verbal assurances that the investor notes will not violate the additional borrowing restrictions, but as of the date of this Memorandum the Company has not received written confirmation to the same. The Company has issued substantial amounts of Investor Notes, Whiskey Notes, one large individual note and has also incurred credit card debt. Failure to generate sufficient capital when these obligations come due to pay them off could result in insolvency for the Company. In addition, should the Company be able to roll over any indebtedness when due, the cost of effecting such a roll over may adversely impact the Company. Similar to the above debt financing is that with a lease in place the Company has an ongoing obligation to remain current with respect to its rent and other lease obligations. Breach of the lease could result in loss of the business.

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau regulates the manufacture of distilled spirits on the Federal level, and requires the maintenance of a bond before operations begin and while operations continue. TheColorado Department of Revenue, Liquor and Tobacco Enforcement Division regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either craft distilled spirits in other states in the future or ship its spirits to other states, then such activity would alsobe governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closureof the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Block Distilling requires a total funding of $650k in order to reach our goal of 6x our distilling capacity. The growth of the company in contingent upon the construction that allows the equipment to become operational. Should this construction halt or fail for any reason it would prevent the increase in spirit volume required to increase our revenues. If we raise less than the required $650k on Wefunder to complete this buildout, we have agreements in place with private personal lenders for short term debt in the event that extra capital is needed.

The amount and timing of distributions, if any, may vary. There are many factors that can affect the availability and timing of cash distributions paid to Members such as operating expense levels, as well as many other variables. The Company may not generate sufficient Operating Proceeds to pay any distributions to Members. The actual amount and timing of distributions, if any, will be determined by its Managers in their discretion, based on analysis of actual and expected cash flow, capital expenditures and investments, as well as general financial conditions. In addition, to the extent the Company invests in development of products that have significant capital requirements, inventory that requires aging or to fund expansion to additional facilities or expansion of distribution of products, its ability to make distributions may be negatively impacted, especially while raising capital and acquiring assets. If the Company cannot generate sufficient Operating Proceeds to fully fund distributions during any given period, some or all of its distributions for any period may be paid from retained cash flow or from cash flow from investing activities, including the net proceeds from the sale of assets.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the

skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❓ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust ❓ created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The Block Distilling Company, LLC

Colorado Limited Liability Company
Organized August 2015
6 employees
2990 Larimer ST
Denver CO 80205 http://theblockdistillingco.com

Business Description

Refer to the The Block Distilling Co. profile

Refer to the The Block Distilling Co. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Block Distilling Co. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late Annual Report

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Show Less ⌄

Say Hello!

Questions? Ideas? Love Letters?

Say something nice...

SUBMIT



You're the first one here!

Early people don't usually get a prize, so here's a love letter from us.